

March 5, 2013

Michael B. Lucareli
Chief Financial Officer
Modine Manufacturing Company
1500 DeKoven Avenue
Racine, Wisconsin 53403

> **Re:** **Modine Manufacturing Company**
> **Form 10-K for the fiscal year ended March 31, 2012**
> **Filed June 14, 2012**
> **File No. 001-01373**

Dear Mr. Lucareli:

We have reviewed your response letter dated February 28, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Financial Statements, page 42

Notes to Consolidated Financial Statements, page 46

Note 7: Earnings per share, page 60

1. We note from your response to our prior comment number seven that holders of unvested restricted stock have the nonforfeitable right to receive any dividends declared by the company. In this regard, please revise your notes to the consolidated financial statements to disclose the participation rights of such restricted stock as it is unclear from your current disclosures.

Note 20: Product warranties, guarantees and other commitments, page 71

2. We note your response to our prior comment number nine. In addition to including consignment inventory in which Modine bears the risk of loss on the balance sheet, please also expand your disclosure to include when title passes to Modine and when risk of loss of such inventory rests with you.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief